SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 25, 2021

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BY EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F St., N.E. Washington, D.C. 20549

Attn:  Stephen Kim

Adam Phippen

Charlie Guidry

Lilyanna Peyser

Katherine Bagley

Re:	Krispy Kreme, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No: 333-256664)
Filed June 22, 2021
CIK No. 0001857154

On behalf of our client, Krispy Kreme, Inc., a Delaware corporation (the “Company”), we submit herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 24, 2021 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers

Securities and Exchange Commission

June 25, 2021

and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Cover Page

1.

We note your disclosure that “JAB and Olivier Goudet, Chairman of the Company, have indicated an interest in purchasing between $50 million and $100 million, and $5 million, respectively, in shares of common stock in this offering at a price equal to the price paid by the public, less the underwriting discount.” In appropriate places in your filing, please disclose the percentage of your common shares that would be held by JAB after the consummation of your offering if it purchases the shares subject to the indication of interest.

Response

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 21, 49, 50 and 170 of the Revised Registration Statement.

Prospectus Summary, page 1

2.

Please amend your disclosure to clearly and prominently define “the Distribution,” considering your numerous references to the Distribution on your cover page and throughout your prospectus summary. As a related matter, we note your disclosure that “JAB has advised the Company that, immediately following the consummation of this offering and the application of proceeds therefrom, it intends to distribute approximately 124.8 million shares of the Company’s common stock, representing approximately 77.0% of the Company’s outstanding common stock, to its approximately 100 minority partners” (emphasis added). Please clarify whether JAB’s distribution of these shares is a binding commitment, and if not, please clearly disclose the same. If applicable, please also prominently disclose JAB’s percentage ownership of your shares after the offering if JAB does not effect the Distribution, and amend your disclosure to include any risks related to your possible status as a controlled company.

Response

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 21, 49 and 170 of the Revised Registration Statement.

Reorganization, page 57

3.

We note your disclosure that “[f]ollowing the date of the registration statement of which this prospectus forms a part, but prior to the completion of this offering, we will effect a 1,745 -for-1 split of each outstanding share of our common stock.” Please amend your disclosure to clarify when you expect the split to take place in relation to effectiveness of the registration statement.

Securities and Exchange Commission

June 25, 2021

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 1,745-for-one forward stock split of its outstanding shares of common stock will occur after the effectiveness of the Revised Registration Statement and immediately prior to closing of the Company’s initial public offering. In response to the Staff’s comment, the Company has revised its disclosure on page 57 of the Revised Registration Statement.

4.	As a related matter, please tell us how you considered the guidance in SAB Topic 4:C regarding the planned stock split and determined that the current financial statement presentation is appropriate.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 1,745-for-one forward stock split of its outstanding shares of common stock will occur after the effectiveness of the Revised Registration Statement and immediately prior to closing of the Company’s initial public offering. As a result, SAB Topic 4C’s requirement to retroactively effect in the balance sheet changes in capital structure is not applicable to the historical consolidated financial statements of Krispy Kreme, Inc.

Transactions to be Entered into in Connection with this Offering

Investors’ Rights Agreement, page 154

5.

We note your response to comment 3, and your amended disclosure on page 154. Please briefly describe the “certain information rights between JAB and the company” that are governed by the Investors’ Rights Agreement. If applicable, and in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to any disparity in access to information among investors created by these information rights.

Response

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 45 and 154 of the Revised Registration Statement.

Securities and Exchange Commission

June 25, 2021

Exhibits

6.

We note the exclusive forum provision in section 7.07 of Exhibit 3.2. Please amend the disclosure in your exhibit to state, as you do on page 55 of your filing, that the provision does not apply to Exchange Act claims, or tell us how you will inform future investors of the provision’s limited applicability.

Response

In response to the Staff’s comment, the Company has revised its exclusive forum provision in section 7.07 of Exhibit 3.2 of the Revised Registration Statement.

7.	The legal opinion appears to cover a total of 26,666,667 shares of common stock, which number includes 4,000,000 shares of common stock subject to the over-allotment option.

Response

In response to the Staff’s comment, we have revised our legal opinion in Exhibit 5.1 of the Revised Registration Statement.

Please direct any questions regarding the Company’s responses or Revised Registration Statement to me at (212) 735-3259 or michael.zeidel@skadden.com.

Very truly yours,

/s/ Michael J. Zeidel, Esq.

cc:	Mike Tattersfield, Chief Executive Office, Krispy Kreme, Inc.

Cathy Tang, Chief Legal Officer, Krispy Kreme, Inc.

Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP